UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15 (d)

of the Securities Exchange Act of 1934

for the year ended December 31, 2008

Commission File Number: 1-1225

WYETH UNION SAVINGS PLAN

(Full title of the Plan)

Wyeth

(Name of Issuer of the securities held pursuant to the Plan)

Five Giralda Farms

Madison, New Jersey 07940

(Address of principal executive office)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Wyeth Human Resources, Benefits and Compensation Committee and the Wyeth Investment Committee have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

WYETH UNION SAVINGS PLAN

By:	/s/ John C. Kelly
John C. Kelly Member of the Wyeth Human Resources, Benefits and Compensation Committee and the Wyeth Investment Committee

Date: June 24, 2009

WYETH UNION SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2008 AND 2007

AND

FOR THE YEAR ENDED DECEMBER 31, 2008

EMPLOYER IDENTIFICATION NUMBER - 13-2526821

PLAN NUMBER – 069

WYETH UNION SAVINGS PLAN

DECEMBER 31, 2008 AND 2007

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

Wyeth Union Savings Plan:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Wyeth Union Savings Plan (“the Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Florham Park, New Jersey

June 24, 2009

Wyeth Union Savings Plan

Statements of Net Assets Available for Plan Benefits

As of December 31, 2008 and 2007

	December 31,
	2008	2007
Assets:
Investments, at fair value	$24,414,080	$58,784,696
Investment in Master Trust, at fair value	24,448,591	—
Participant loans, at cost	1,976,286	1,987,575

Total investments	50,838,957	60,772,271

Receivables:
Participant contributions	—	71,426
Accrued interest	—	418

Total receivables	—	71,844

Total Assets	50,838,957	60,844,115

Liabilities:
Refund of excess contributions	—	3,263

Total Liabilities	—	3,263

Net Assets Available for Plan Benefits at fair value	50,838,957	60,840,852
Adjustment from fair value to contract value for fully benefit responsive investment contracts	1,398,194	—

Net Assets Available for Plan Benefits	$52,237,151	$60,840,852

The accompanying notes to financial statements are an integral part of these statements.

Wyeth Union Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31, 2008

Investment income (loss):
Net depreciation in fair value of investments	($13,644,798)
Net investment gain in the Master Trust	377,690
Interest	769,770
Dividends	832,914

Total investment income (loss)	(11,664,424)
Contributions:
Employer	1,397,068
Participant	4,844,333
Rollovers into Plan	97,224

Total contributions	6,338,625

Total additions (reductions)	(5,325,799)

Deductions from net assets attributed to:
Benefits paid to participants	3,275,249
Administrative expenses	2,653

Total deductions	3,277,902

Decrease in net assets	(8,603,701)
Net Assets Available for Plan Benefits
Beginning of Year	60,840,852

End of Year	$52,237,151

The accompanying notes to financial statements are an integral part of these statements.

WYETH UNION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Wyeth Union Savings Plan (“the Plan”) only provides general information. Participants in the Plan should refer to the Plan document for a more detailed and complete description of the Plan’s provisions.

General

The Plan, a defined contribution profit sharing plan of Wyeth (“the Company”), is a voluntary savings plan available to all eligible employees, as defined. Employees become eligible to participate after they have completed one month of regular employment, as defined by the Plan and whose employment is covered by a collective bargaining agreement that provides for their participation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and the Internal Revenue Code of 1986 as amended (“the Code”).

Employee Contributions

Participants may elect to make contributions to the Plan in whole percentages up to a maximum of 16% of their covered compensation, as defined. Contributions can be made on a before-tax basis (“salary deferral contributions”), an after-tax basis (“after-tax contributions”), or a combination of both. Participants direct the investment of their contributions into various investment options offered by the Plan. Under the Code, salary deferral contributions, total annual contributions, and the amount of compensation that can be included for Plan purposes are subject to annual limitations; any excess contributions are refunded to participants in the following year, if applicable.

Employer Contributions

In accordance with negotiated union agreements, the Company began matching contributions as follows: effective January 1, 2008, for the Rouses Point, New York and Fort Dodge, Iowa unions and effective April 1, 2008 for the Pearl River, New York union. The Company contributes an amount equal to 50% of the first 6% of the participant’s covered compensation. Participants direct the investment of their Company contributions into various investment options offered by the Plan.

Rollovers into Plan

Participants may elect to roll over one or more account balances from qualified plans as well as from the Wyeth Coordinated Bargaining Retirement Plan into the Plan.

Vesting and Separation From Service

Participants are fully vested at all times in their salary deferral contributions, after-tax contributions and rollover contributions and all earnings thereon. A participant is also fully vested in Company matching contributions if the participant has at least five years of vesting service, as defined. If a participant has less than five years of continuous service, such participant becomes vested in the Company matching contributions and all earnings there on according to the following schedule:

Years of Vesting Service	Vesting Percentage
1 year completed	0%
2 years completed	25%
3 years completed	50%
4 years completed	75%
5 years completed	100%

Regardless of the number of years of vesting service, participants are fully vested in their Company matching contributions account upon reaching age 65 or upon death, if earlier. If an employee’s employment is terminated prior to full vesting, the non-vested portion of the Company matching contributions and all earnings there on is forfeited and becomes available to satisfy future Company matching contributions.

Forfeited Amounts

During 2008, forfeitures of $25,438 were used to offset Company matching contributions. As of December 31, 2008, the amount of forfeitures available to offset future Company matching contributions totaled $11,938. There were no Company contributions during 2007.

Distributions

Participants may withdraw all or any portion of their after-tax contributions. Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 59 1/2 or for financial hardship, as defined before that age. Participants may qualify for financial hardship withdrawals if they have an immediate and heavy financial need, as determined by the Plan Administrator. Participants are limited to one hardship withdrawal in any calendar year, provided they have no other funds that are readily available to meet that need.

Upon termination of employment, participants are entitled to a distribution of their vested account balance in one of two ways: lump-sum or a 50% joint and survivor annuity (subject to limits imposed by the Internal Revenue Code).

Annuity payments and monthly payments commence as soon as practicable following a request, but in no event later than April 1 in the year following the year in which the participant turns 70 1/2 years of age. Participants can elect to defer the distribution of their accounts if the participant’s account balance is greater than $1,000.

Administrative Costs

Costs and expenses of administering the Plan are generally paid by the Company or the Plan. Certain investment expenses are deducted from the applicable investment funds. Participants are charged for loan application and maintenance fees.

Participant Loans

Participants who have a vested account balance of at least $2,000 may borrow from the vested portion of their account, subject to certain maximum amounts of up to $50,000. Participants in the Plan may borrow up to fifty percent (50%) of their vested account balances. Each loan is collateralized by the borrower’s vested interest in their account balance. All loans must be repaid within five years except for those used to acquire or construct a principal residence, which must be repaid within fifteen years. Defaults on participants’ loans during the year are treated as distributions and are fully taxable to the participants. The interest rate charged on loans provides a return commensurate with a market rate, or such other rate as permitted by government regulations as of the date of the loan agreement.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. Investments in common/collective trusts that include benefit-responsive investment contracts are presented at fair value in the statement of net assets available for plan benefits and the amount representing the difference between fair value and contract value of these investments is presented on the face of the statement of net assets available for plan benefits. The statement of changes in net assets available for benefit plans is prepared on a contract value basis. Contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Contributions

Contributions from the employer are accrued based upon amounts required to be funded under the provisions of the Plan. Contributions from employees are accrued when deducted from payroll.

Participant Accounts

Each participant account is credited with the participant’s contribution and allocation of investment earnings and Company contributions and such accounts are charged with certain investment fees, depending on investment options. Allocations are based on earnings or account balance, as defined in the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

Investment in stock is valued based on quoted market value as of the last business day of the year. Investments in mutual funds and collective trusts are recorded at fair market value, which is based upon their published net asset value. The fair value of the guaranteed investment contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The fair value of the synthetic guaranteed investment contracts is determined by the fair value of the underlying assets. Interest bearing cash is valued at cost, which approximates fair value. Participant loans are valued at cost, which does not differ materially from fair market value.

Net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned on the accrual basis.

The following table presents investments:

	December 31,
	2008	2007
Investments at Fair Value as Determined by Reported Net Asset Value
Mutual funds	$22,831,425	$35,991,036
Collective trust	1,428,141	21,072,017
Investments at Estimated Fair Value
Investment contracts	20,890,722	—
Investments at Cost
Participant loans	1,976,286	1,987,575
Interest bearing cash	2,214,120	92,667
Investments at Fair Value as Determined by Quoted Market Price
Common stock	1,498,263	1,628,976

Total Investments	$50,838,957	$60,772,271

Risks and Uncertainties

The Plan’s assets consist of various investments which are exposed to a number of risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts in net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 3 – INVESTMENT IN MASTER TRUST

On August 28, 2008, the Company entered into an agreement with Mercer Trust Company (“MTC”) to create a Master Trust for the Interest Income Funds (“Fund(s)”) of the Wyeth Union Savings Plan and another Company sponsored savings plan. MTC maintains the assets of the Master Trust.

Each participating Fund has an undivided interest in the Master Trust. At December 31, 2008, approximately 3.55% of the net assets of the Master Trust is allocated to the Plan’s Fund. Fund asset balances, investment income and administrative expenses relating to the Master Trust are allocated to the individual plans’ Fund based upon average monthly balances invested by each plans’ Fund.

The following table presents the net assets of the Master Trust.

December 31, 2008
Investments at fair value:
Interest bearing cash	$60,030,973
Synthetic guaranteed investment contracts	402,307,603
Guaranteed investment contracts	186,422,201
Collective trust	40,255,227

Total net assets	$689,016,004

Fund’s interest in Net Assets	$24,448,591

Four months ended December 31, 2008

Investment gain for the Master Trust is as follows:
Interest income:
Interest bearing cash	$345,877
Synthetic guaranteed investment contracts	6,688,114
Guaranteed investment contracts	3,171,858
Collective trust	269,815

Net Investment gain	$10,475,664

Fund’s Allocation of Net Investment gain	$377,690

NOTE 4 – INVESTMENT CONTRACTS

The Plan’s Fund in the Master Trust primarily invests in two types of investment contracts – guaranteed investment contracts (“GICs”) and synthetic GICs (“Wrappers”), both issued by insurance companies and other financial institutions.

Traditional GICs are backed by the general account of the issuer. The fair value of the guaranteed investment contracts was $6,617,989 at December 31, 2008. The Fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time. Interest is accrued on either a simple interest or compounded basis and paid either periodically or at the end of the contract term. The issuer guarantees that all qualified participant withdrawals will occur at contract value (principal plus accrued interest). The interest crediting rates of traditional GICs remain fixed for the life of the contract.

A synthetic GIC is an investment contract issued by financial institutions backed by units of commingled bond funds that are owned directly by the fund. These assets underlying the wrap contract are maintained separately from the contract issuer’s general assets by a third party custodian. The fair value of the underlying assets was $15,146,592 at December 31, 2008. The wrapper contracts are obligated to provide an interest rate not less than zero. These contracts typically provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the Fund, but rather are amortized, over the duration of the underlying investments, through adjustments to the future interest crediting rate.

The crediting rates on synthetic GICs typically reset on a quarterly basis. The issuer guarantees that all qualified participant withdrawals will occur at contract value. The fair value of the wrapper contracts was ($873,859) at December 31, 2008.

Primary variables impacting future crediting rates of the wrappers include:

–	current yield of the assets within the wrap contract

–	duration of the assets covered by the wrap contract

–	existing difference between the market value and contract value of the assets within the wrap contract

Benefit-responsive investment contracts, including guaranteed investment contracts and wrap (synthetic) contracts are agreements with high quality banks, insurance companies and other financial institutions that are designed to help preserve principal and provide a stable crediting rate. These contracts are fully benefit responsive and provide that plan participant initiated withdrawals, permitted under a participating plan, will be paid at contract value. In addition to certain wrap agreement termination provisions discussed below, the contracts generally provide for withdrawals associated with certain events that are not in the ordinary course of fund operations, and that the issuer determines will have a material adverse effect on the issuer’s financial interest, will be paid with a market value adjustment to the contract value amount of such withdrawal as defined in such contracts. While each contract issuer specifies the events that may trigger such a market value adjustment, typically such events include all or a portion of the following: (i) amendments to the Fund documents or Fund’s administration; (ii) changes to the Fund’s prohibition on competing investment options by participating plans or deletion of equity wash provisions; (iii) complete or partial termination of the Fund or its merger with another fund; (iv) the failure of the Fund or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the Fund, the redemption of all or a portion of the interests in the Fund held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the Fund or participating plans; and (vii) the delivery by the plan sponsor of any communication to plan participants designed to influence a participant not to invest in the Fund. At this time, the Fund does not believe that the occurrence of any such market value event which would limit the Fund’s ability to transact at contract value with participants is probable.

Guaranteed investment contracts generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Wrap contracts generally are evergreen contracts (no specific maturity date) that contain termination provisions. Wrap agreements permit the fund’s investment manager or issuer to terminate upon notice at any time at market value and provide for automatic termination of the wrap contract if the book value or the market value of the contract equals zero. The issuer is not excused from paying the excess contract value when the market value equals zero. Wrap contracts that permit the issuer to terminate at market value generally provide that the Fund may elect to convert such termination to an Amortization Election as described below. In addition, if the Fund defaults in its obligations under the agreement (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA) and such default is not cured within the time permitted by any cure period, then the wrap contract may be terminated by the issuer and the Fund will receive the market value as of the date of termination. Also, wrap contracts generally permit the issuer or investment manager to elect at any time to convert the wrapped portfolio to a declining duration strategy whereby the contract would terminate at a date which corresponds to the duration of the underlying fixed income portfolio on the date of the amortization election (“Amortization Election”). After the effective date of an Amortization Election, the fixed income portfolio must conform to the guidelines agreed upon by the wrap issuer and the investment manager for the Amortization Election period. Such guidelines are intended to result in contract value equaling market value of the wrapped portfolio by such termination date.

NOTE 5 – FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Plan adopted Financial Accounting Standards Board Statement No. 157 – Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy assigns the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (i.e., Level 1 measurements) and the lowest priority to unobservable inputs (i.e., Level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include the following:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quotes prices that are observable for the asset or liability, and/or

•	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified or contractual term (e.g., traditional guaranteed investment contract), the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value measurement level assigned to the asset or liability within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The valuation techniques used are required to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Plan uses the following valuation methods for determining fair value in accordance with SFAS No. 157. There have been no changes in the methodologies used at December 31, 2008 as compared to December 31, 2007.

Common stocks – Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds – Valued at the net asset value (“NAV”) reported on the active market of shares held by the Plan at year-end.

Participant loans – Valued at amortized cost, which approximates fair value.

Traditional guaranteed investment contracts – Valued at fair value by discounting each GIC’s related cash flows based on swap curve rates in effect as of the measurement date, with the maturity of the swap curve rate matched to each underlying GIC cash flow. In addition, the valuation process incorporated an assessment of potential credit worthiness of the GICs’ life insurance issuers.

Synthetic guaranteed investment contracts – The underlying investments of the Plan’s synthetic GICs are of two types – an institutional mutual fund, and a commingled bond portfolio. The institutional mutual fund is valued at the quoted NAV as of the measurement date, while the underlying fixed income investments of the commingled bond portfolio are valued by the custodian, utilizing prices provided by third party pricing sources that incorporate inputs such as reported trades, broker/dealer quotes, benchmark yields, issuer spreads and bid/offer data.

Money market funds and collective trust – Valued at an NAV of $1.00 – i.e., the price at which investors may enter and exit the funds on a daily basis, with no restrictions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table summarizes the basis used to measure certain assets and liabilities at fair value on a recurring basis in the balance sheet:

		Fair Value Measurements at December 31, 2008 Using:
Description	Balance at December 31, 2008	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$22,831,425	$22,831,425	—	—
Common stocks	1,498,263	1,498,263	—	—
Guaranteed investment contracts	6,617,989	—	$6,617,989	—
Synthetic investment contracts	14,272,733	7,087,859	7,184,874	—
Collective trust	1,428,141	—	1,428,141	—
Money market fund	2,214,120	2,214,120	—	—
Participant loans	1,976,286	—	—	$1,976,286

Total Assets at fair value	$50,838,957	$33,631,667	$15,231,004	$1,976,286

The following table presents the change in fair value for assets that have no significant observable inputs (Level 3):

Participant loans
Balance at January 1, 2008	$1,987,575
Total Losses (Realized/Unrealized)	—
Net Purchases, Sales, Issuances and Settlements	(11,289)

Balance at December 31, 2008	$1,976,286

NOTE 6 – INVESTMENT ELECTIONS

Participants can elect to invest amounts credited to their account in any of twenty-five investment funds offered by the Plan and transfer amounts between these funds at any time during the year. Investment elections must be made in multiples of 1%. Transfers between funds must be made in whole percentages and/or in an amount of at least $250 and may be made on a daily basis.

The twenty-five investment options were as follows for the period August 29, 2008 through December 31, 2008:

Interest Income Fund – consists primarily of guaranteed and synthetic investment contracts issued by life insurance companies, which pay a specified rate of interest for a fixed period of time and repay principal at maturity. There is one collective trust and several wrapper contracts (the purpose of the wrapper contracts is to provide market and cash flow risk protection to the Plan by maintaining the stable value of the investment and ensuring the desired targeted return) in the fund. The fund also contains a money market component within the underlying investments, for the purpose of providing liquidity for fund transfers and other participant-directed activity. The traditional guaranteed investment contracts underlying the Interest Income Fund are guaranteed by the issuing insurance carrier. The Wyeth Investment Committee has established guidelines that provide that investment contracts be placed with companies rated Aa3 or higher by Moody’s and AA- or higher by Standard & Poor’s. The underlying bond portfolios of the wrapper contracts must have a blended portfolio credit rating that adheres to these guidelines. The interest rate payable to Plan participants in this fund will be a rate which reflects a blend of the total investments made by the fund. The average blended yield interest rates attributable to these contracts approximated 4.94% for the year ended December 31, 2008. The average yield interest rate credited to participants approximated 4.59% for the year ended December 31, 2008.

Wyeth Common Stock Fund – consists primarily of Company common stock and a money market component for purposes of providing liquidity. Purchases and sales of Wyeth common stock are made in the open market. Participants have full voting rights for equivalent shares purchased at their direction under the Plan.

Fidelity Magellan Fund – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks long-term capital appreciation by investing managing in the stocks of companies that the investment manager believes possess above average growth potential.

Fidelity Balanced Fund – consists of shares in a mutual fund managed by Fidelity Management & Research Company that invests primarily in income-producing securities, including common stocks, preferred stocks and bonds, with at least 25% of the fund’s assets in fixed income senior securities.

Fidelity International Discovery Fund – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks long-term growth by investing in stocks, of which at least 65% are in securities of issuers that have their principal business activities outside of the United States.

Fidelity Spartan U.S. Equity Index Fund – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide investment results that correspond to the aggregate total return performance of the stocks that make up the Standard & Poor’s 500 Index.

Fidelity Low-Priced Stock Fund – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide capital appreciation by investing primarily in domestic and international small/mid capitalization equities.

MSIFT Value Portfolio – Adviser Class – consists of shares in a mutual fund managed by Morgan Stanley Investments, LLP, which seeks to provide long-term growth of capital by investing in stocks of large and mid-sized companies that the investment manager believes are undervalued.

PIMCO Total Return – Administrative Class – consists of shares in a mutual fund managed by Pacific Investment Management Company that seeks to provide a high level of current income by investing in a diversified portfolio of fixed income instruments, including U.S. government, corporate, mortgage and foreign investments.

Fidelity High Income Fund – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide a high level of current income by investing primarily in income-producing debt securities, preferred stocks and convertible securities, with an emphasis on lower-quality debt securities.

Fidelity New Markets Income Fund – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide a high level of current income as well as long-term capital appreciation by investing at least 80% of its assets in debt securities of issuers in emerging or developing markets.

Oppenheimer Developing Markets Fund – Class A – consists of shares in a mutual fund managed by Oppenheimer Funds that seeks to provide long-term capital appreciation by investing primarily in the common stocks of issuers in emerging or developing markets.

Fidelity Real Estate Investment Fund – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide above-average income and long-term capital growth by investing at least 80% of its assets in equity securities of companies principally engaged in the real estate industry.

Fidelity Capital Appreciation Fund – consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide long-term growth of capital by investing primarily in the large capitalization growth common stocks of domestic and foreign issuers.

RS Partners Fund – consists of shares in a mutual fund managed by RS Investment Management Co LLC that seeks to provide capital appreciation by investing in the common stocks of small and midsize companies.

Fidelity Freedom Funds – consist of shares in ten mutual funds (classified as “lifecycle” funds) managed by Fidelity Management & Research Company that permit an investor to select the fund that best matches his or her expected retirement year. Each Freedom Fund is a balanced fund (i.e., providing a mix of equity and fixed income exposure) that invests in a portfolio of other Fidelity mutual funds, and each will gradually adopt a more conservative allocation as the target retirement date approaches. The ten mutual funds available to Wyeth Plan participants are Freedom 2005, Freedom 2010, Freedom 2015, Freedom 2020, Freedom 2025, Freedom 2030, Freedom 2035, Freedom 2040, Freedom 2045 and Freedom 2050.

The six investment options were as follows for the period January 1, 2008 through August 28, 2008, and for 2007:

Vanguard Retirement Savings Trust – This fund, a stable value vehicle, is a collective trust, which invests in high-quality fixed income instruments. The interest rate payable to Plan participants in this fund is a rate which reflects a blended rate of the total investments made by the fund. The average blended yield and crediting interest rate attributable to the fund approximated 2.98% (not annualized) for the year to date period ended August 29, 2008 and 4.54% for the year ended December 31, 2007.

Vanguard Balanced Index Fund – This fund primarily invests in common stocks, corporate debt instruments, and U.S. government obligations.

Vanguard 500 Index Fund – This fund primarily invests in common stocks of large public companies and seeks to provide investment results that correspond to the aggregate total return performance of the stocks that make up the Standard & Poor’s 500 Index.

Wyeth Common Stock Fund – This fund consists primarily of Company stock and a money market component for purposes of providing liquidity. Purchases and sales of Wyeth common stock are made in the open market. Participants have full voting rights for equivalent shares purchased at their direction under the Plan.

Vanguard Small-Cap Index Fund – This fund primarily invests in small capitalization stocks, or those with a market value of less than $2.0 billion, and seeks to provide investment results that correspond to the total return performance of the stocks that make up the Morgan Stanley Capital International U.S. Small Cap 1750 Index.

Vanguard Total International Stock Index Fund – This fund invests in three Vanguard International Index Funds; a European Fund, a Pacific Fund and an Emerging Markets Fund.

NOTE 7 – MANAGEMENT OF THE PLAN

The Plan is administered by the Wyeth Human Resources, Benefits and Compensation Committee (see Note 9) which was appointed by the Board of Directors of the Company. The investment fiduciary function is governed by the Wyeth Investment Committee which was also appointed by the Board of Directors of the Company. Mercer Trust was appointed the Plan’s trustee and is a party-in-interest to the Plan. Mercer Human Resources Services (“MHRS”) is the record keeper and custodian.

NOTE 8 – PLAN AMENDMENTS

Effective January 1, 2008, the Plan was amended to allow the Company to match contributions for employees of the Rouses Point, New York and Fort Dodge, Iowa unions. Effective April 1, 2008, the Plan was amended to allow the Company to match contributions for employees of the Pearl River, New York union. A matching contribution will be made in an amount equal to 50% of up to the first six percent (6%) of covered compensation.

At its April 24, 2008 meeting, the Wyeth Board of Directors approved changes to the governance structure of Wyeth’s employee benefit plans. The former Human Resources and Benefits Committee is now called the Human Resources, Benefits and Compensation Committee.

The Retirement Committee was disbanded and eliminated and its investment fiduciary functions were transferred to the Investment Committee, its plan amendment authority transferred to the Human Resources, Benefits and Compensation Committee, and its administrative review functions transferred to a lower level committee to be appointed by the Human Resources, Benefits and Compensation Committee.

The Wyeth Savings Plan Committee was disbanded and eliminated by the Wyeth Board of Directors. The investment fiduciary functions were transferred to the Investment Committee and the administrative functions were transferred to the lower level committee appointed by the Human Resources, Benefits and Compensation Committee. The Plan was amended accordingly in 2008.

The Plan was also amended to change the Investment Funds available to participants. Effective August 29, 2008, the Vanguard fund options were replaced with select Fidelity funds (see Note 6).

NOTE 9 – FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on February 20, 2008 in which the Internal Revenue Service stated that, the Plan, as amended, was in compliance with the applicable requirements of the Code. The Plan administrator believes that the Plan, as currently designed, is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been made.

NOTE 10 – RELATED-PARTY TRANSACTIONS

Mercer is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. MHRS is the record keeper as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in shares of the Company. The Company is the Plan sponsor; therefore, these transactions qualify as party-in-interest transactions.

NOTE 11 – PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate or discontinue employee contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 12 – INVESTMENTS

The fair value of individual investments that represented 5% or more of the Plan’s net assets available for plan benefits as of December 31 were as follows:

	2008		2007
Investment in Master Trust	$24,448,591		—
Fidelity Spartan U.S. Equity Index Fund	$12,014,258	*	—
Fidelity Balanced Fund	5,891,003	*	—
Vanguard Balanced Index Fund	—		$9,215,168	**
Vanguard 500 Index Fund	—		21,904,702	**
Vanguard Retirement Savings Trust	—		21,072,017	**

*	In 2008, these investments were more than 5% of the Plan’s total assets. Effective August 29, 2008, the Vanguard funds were replaced with selected Fidelity funds. (see Note 6)
**	In 2007, these investments were more than 5% of the Plan’s total assets.

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by ($13,644,798) as follows:

Mutual Funds	($13,378,362)
Wyeth Common Stock	(266,436)

Total	($13,644,798)

NOTE 13 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	2008	2007
Net Assets Available for Plan Benefits per the financial statements	$52,237,151	$60,840,852
Adjustment from contract value to fair value for fully benefit responsive investment contracts	(1,398,194)	—

Net Assets Available for Plan Benefits per the Form 5500	$50,838,957	$60,840,852

The following is a reconciliation of total investment income per the financial statements to the Form 5500:

2008
Total investment income (loss) per the financial statements	($11,664,424)
Adjustment from contract value to fair value for fully benefit responsive investment contracts	(1,398,194)

Total investment income (loss) per the Form 5500	($13,062,618)

NOTE 14 – PRISTIQ RELATED LITIGATION

Herrera, et al. v. Wyeth, et al., No. 08-CV-04688-RJS (U.S.D.C., S.D.N.Y.) is a putative class action brought under ERISA. The lawsuit, which was originally filed in federal court in New Jersey in February 2008, but which was subsequently transferred with the consent of all parties to the United States District Court for the Southern District of New York, alleges breach of fiduciary duty by Wyeth, the Wyeth Savings Plan Committee, the Wyeth Savings Plan-Puerto Rico Committee, the Wyeth Retirement Committee and eight current and former corporate officers and committee members for offering the Wyeth Common Stock Fund as an investment alternative to participants in the Wyeth Savings Plan, the Wyeth Union Savings Plan and the Wyeth Savings Plan Puerto Rico. The complaint alleges that the individuals and committees permitted investment in the Common Stock Fund notwithstanding their knowledge of cardiovascular and hepatic adverse events seen in clinical trials undertaken in connection with the Company’s New Drug Application (“NDA”) for PRISTIQ for vasomotor symptoms (“VMS”), that the defendants knew or should have known that those events would likely delay or prevent approval of the PRISTIQ VMS NDA, and the defendants failed to assure disclosure of those issues in the Company’s public statements about PRISTIQ. Plaintiff also alleges claims for breaches of the duties of loyalty, and prudence under ERISA against each of the defendants. An amended complaint was filed in September 2008, and motions to dismiss the amended complaint were filed in December 2008.

NOTE 15 – MERGER AGREEMENT WITH PFIZER INC.

On January 26, 2009, the Company announced it had entered into a definitive merger agreement with Pfizer Inc., a Delaware corporation, and Wagner Acquisition Corp., a wholly owned subsidiary of Pfizer. Subject to the terms and conditions set forth in the merger agreement, Wagner Acquisition Corp. will merge with and into the Company, with Wyeth surviving as a wholly owned subsidiary of Pfizer Inc.

Schedule I

Wyeth Union Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Employer Identification Number – 13-2526821

Plan Number – 069

Identity of Issuer	Description of Investment	Cost**	Current Value

The Bank of New York Mellon	3.55% of the Master Trust for the Interest Income Fund – Guaranteed and Synthetic Investment Contracts, Cash, Collective Trust		$24,448,591

Wyeth*	Common Stock
	39,940 shares		1,498,263

The Bank of New York Mellon	Money Market Fund
	Interest Bearing Cash		84,392
*	Represents a party-in-interest to the Plan.
**	Cost not required for participant directed investments.

Schedule I

(Page 2)

Wyeth Union Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Employer Identification Number – 13-2526821

Plan Number – 069

Identity of Issuer	Description of Investment	Cost**	Current Value

Fidelity Management Trust Company	Magellan Fund
	1,648 shares		75,566

Fidelity Management Trust Company	Balanced Fund
	449,009 shares		5,891,003

Fidelity Management Trust Company	International Discovery Fund
	60,816 shares		1,437,080

Fidelity Management Trust Company	Spartan U.S. Equity Index Fund
	376,622 shares		12,014,258

Fidelity Management Trust Company	Low-Priced Stock Fund
	4,848 shares		112,077

Fidelity Management Trust Company	Real Estate Investment Fund
	2,095 shares		32,695

Fidelity Management Trust Company	New Markets Income Fund
	7,430 shares		83,515

Fidelity Management Trust Company	Capital Appreciation Fund
	6,028 shares		94,814

Fidelity Management Trust Company	High Income Fund
	14,232 shares		85,959

Fidelity Management Trust Company	Freedom Fund 2005
	687 shares		5,766

Fidelity Management Trust Company	Freedom Fund 2010
	11,763 shares		121,865

Fidelity Management Trust Company	Freedom Fund 2015
	37,181 shares		318,267

Fidelity Management Trust Company	Freedom Fund 2020
	23,616 shares		237,340
*	Represents a party-in-interest to the Plan.
**	Cost not required for participant directed investments.

Schedule 1

(Page 3)

Wyeth Union Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Employer Identification Number – 13-2526821

Plan Number – 069

Identity of Issuer	Description of Investment	Cost**	Current Value

Fidelity Management Trust Company	Freedom Fund 2025
	17,783 shares		146,357

Fidelity Management Trust Company	Freedom Fund 2030
	18,550 shares		181,052

Fidelity Management Trust Company	Freedom Fund 2035
	21,213 shares		170,343

Fidelity Management Trust Company	Freedom Fund 2040
	7,483 shares		41,830

Fidelity Management Trust Company	Freedom Fund 2045
	10,191 shares		67,056

Fidelity Management Trust Company	Freedom Fund 2050
	2,891 shares		18,679

Morgan Stanley Investments, LLP	MSIFT Value Portfolio – Adviser Class
	4,078 shares		40,377

Pacific Investment Management Co.	PIMCO Total Return
	29,281 shares		296,914

Oppenheimer Funds	Developing Markets Fund
	9,773 shares		155,290

RS Investment Management Co.	RS Partners Fund
	66,851 shares		1,203,322

Participant loans*	Rates ranging from 4.25% to 10.5%
	Due through 2023		1,976,286

Total Investments			$50,838,957

*	Represents a party-in-interest to the Plan.
**	Cost not required for participant directed investments.